SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  Restaurant Brands International Inc.

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION:  1900 L Street, N.W. Suite 900, Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_________________________________________________________________________________________________________________________________________________________________________________________

April 28, 2023

Dear Restaurant Brands International Shareholder,

On May 23rd, we urge you to support Proposal 6: Shareholder Proposal Regarding the Company’s Report on Lobbying Activities and Expenditures, which requests that Restaurant Brands International (RBI) annually disclose the following information:

1.	Policies and procedures governing RBI’s lobbying, both direct and indirect, and grassroots lobbying communications.
2.	Payments by the company used for:
	a.	direct or indirect lobbying or
	b.	grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3.	Description of management’s decision-making process and the Board’s oversight of this process.

The SOC Investment Group works with pension funds sponsored by unions affiliated with the Strategic Organizing Center, a coalition of unions representing millions of members, to enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are substantial RBI shareholders.

RBI’s policy and disclosures on lobbying payments are lagging.

Corporate lobbying spending has steadily increased over the past decade. However, while there are issues that a company may lobby on to protect its business interests, any political actions taken by a company expose it and its shareholders to risks. In order to evaluate these risks, it is important for shareholders to be fully aware of any and all lobbying expenditures made by our company.

In its opposition statement, RBI claims that the report requested by the proposal would be “an extraneous and inefficient use of company resources.” However, the proposal simply requests that RBI compile information that it has access to, and that is difficult for investors to access, into a report that is readily accessible on its website. Currently, the company only provides disclosures for trade associations that received at least $50,000 in dues, without providing the total amount of dues paid. It provides no disclosure of payments to “social welfare groups” or payments for grassroo ts lobbying communications, nor direct lobbying expenditures at all levels.

We contrast RBI’s disclosure to its peer, Chipotle. After receiving a similar lobbying proposal from us,

Chipotle now discloses all dues and other payments made to trade associations and social welfare organizations. Chipotle also now discloses on its website direct payments made at the federal and state level, including for referendum expenditures.

The publication of a report containing this vital information will help shareholders ensure that any lobbying spending made by RBI aligns with its vision to “build the most loved restaurant brands in the world.” It will also allow shareholders evaluate whether lobbying practices expose the company to excessive risk.

1900 L Street NW, Suite 900, Washington, DC 20036
(202) 721-0660

S O C IN V E S T M E N T G R O U P . C O M

Publicly available data on RBI’s direct state and local lobbying contributions is inconsistent.

While federal lobbying spending is accessible to shareholders online, there is no reliable way for investors to collect data on direct lobbying at the state, local, or municipal level. Shareholders encounter a variety of obstacles in their efforts to collect data on direct lobbying expenditures at the state and local level. This is due to the lack of uniformity in disclosure requirements between states and municipalities. For example, while some states may require a company to submit quarterly disclosures on their precise lobbying expenditures, other states, such as Florida might only disclose a spending range (ex: $1.00-$9,999.99). Additionally, these websites are not always accessible to shareholders due to a myriad of technological issues. Shareholders need a centrally located and reliably accessible disclosure of RBI’s lobbying expenditures. Given the increasing scrutiny on which types of lobbying initiatives companies are allocating support, RBI can and should centrally disclose all levels of lobbying expenditures to its investors.

Disclosure of indirect lobbying payments would provide greater transparency to investors, with minimal burden to the company.

Greater transparency on indirect lobbying payments to trade associations and “social welfare” organizations would provide investors with a full picture of the company’s political activity, while simultaneously being of minimal cost and burden to the company given that RBI is already collecting this information. For example, companies can use “indirect” contributions to industry/trade associations or other organizations as a means to influence government policy. These memberships and contributions are difficult for shareholders to trace unless the company publicly discloses this information, or the organization publicly lists its membership and any contributions that it has received.

RBI is a member of the National Restaurant Association (NRA). This group is capable of spending significant sums of money to influence policy on important issues. In 2022, the NRA spent $2,890,000 on lobbying, and in recent Congresses, the NRA lobbied against raising the federal minimum wage, paid sick leave during the COVID-19 pandemic, and supported legislation that would ease child labor restrictions. The NRA is also behind ServSafe, a company that offers online food safety courses that are often mandatory before a worker is able to begin a job in the food-service industry, and whose profits are then used by the NRA to lobby in favor of its political interests.1

RBI also does not disclose payments to 501(c)(4) organizations, which have been increasingly politically active in recent years. Such “social welfare” organizations have been known to be a source of “Dark Money,” given that these entities are not required to disclose their donors. Further, because of the lack of transparency on spending by social welfare organizations, corporate contributions to these organizations may be used for inappropriate purposes, such as gifts or entertainment that could benefit lawmakers, at a state, federal or local level, exposing donors to potential legal risks.

Lastly, state level contributions and indirect contributions to third-party groups may also work against shareholders’ long-term interests. For example, in 2022, RBI spent $100,000 on lobbying in California, largely in opposition to the FAST Recovery Act in California, a law that established a council of stakeholders in the fast-food industry to address issues such as setting minimum wage standards,

1 David Fahrentold and Talmon Joseph Smith, “How Restaurant Workers Help Pay for Lobbying to Keep Their Wages Low, The New York Times, January 17, 2023, available at https://www.nytimes.com/2023/01/17/us/politics/restaurant-workers-wages-lobbying.html.

working hours, and other working conditions. In opposition to this law, national trade associations like the NRA established the “Save Local Restaurants” campaign, intending to overturn th e new law via a referendum in 2024. As of March 2023, this organization has received over $21,066,600 in contributions, and RBI and its franchisees have contributed at least $327,385 directly to oppose the new law in California. A similar law has been introduced in Virginia. Such significant funding to oppose a law that is likely to improve working conditions for employees appears contrary to RBI’s commitment to “living a culture that attracts and retains the best talent in the world.”

For these reasons, we urge you to vote FOR Proposal 6: Shareholder Proposal Regarding the Company’s

Report on Lobbying Activities and Expenditures.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to RBI’s instructions.